MEMORANDUM
June 2, 2006
     This Memorandum, together with Amendment No. 2 to the Form S-1 (Commission File No. 333-133423) (the “Form S-1”) filed by WESCO International, Inc. (“WESCO International”) and WESCO Distribution, Inc. (“WESCO Distribution”), sets forth the responses of WESCO International and WESCO Distribution to the comments of the Staff of the Securities and Exchange Commission communicated by letter dated June 1, 2006 with respect to the Form S-1.
Certain U.S. Federal Income and Estate Tax Considerations
COMMENT NO. 1:
     We note your additional disclosure regarding tax consequences.
•	We note your disclosure covers “certain material” tax consequences. Please disclose all material tax consequences, rather than just “certain” ones.
•	Please unequivocally state the tax consequences. We note your current use of equivocal language like “should.” If you cannot unequivocally state the tax consequences, please disclose the reasons why, and disclose the possible outcomes. Add appropriate risk factors.
RESPONSE:
     We have revised our disclosure under the section previously titled “Certain U.S. Federal Income and Estate Tax Considerations” in accordance with the Staff’s comment. This section is now titled “Material U.S. Federal Income and Estate Tax Considerations” and begins on page 50 of Amendment No. 2 to the Form S-1. In particular, we have modified our disclosure to reflect that it discloses all material tax consequences, rather than just “certain” ones. In addition, we have removed equivocal language such as “should” and now unequivocally state the material tax consequences.
COMMENT NO. 2:
     We note your response to comment 1 that you have not filed a tax opinion per Regulation S-K Item 601(b)(i). However, if the discussion in the prospectus is counsel’s opinion, you should file a short-form opinion as exhibit 8 stating clearly that the tax discussion in the prospectus is counsel’s opinion, and provide appropriate consents.
RESPONSE:
     In accordance with the Staff’s comment, we have field as Exhibit 8.1 to the Form S-1 a short-form opinion of our tax counsel. The short-form opinion filed as Exhibit 8.1 to the Form S-1 states clearly that the tax discussion in the prospectus contained in the Form S-1 is such counsel’s opinion. As indicated in the exhibit index contained in the Form S-1, such counsel’s consent is included in the short-form opinion filed as Exhibit 8.1 to the Form S-1.
COMMENT NO. 3:
     We note your disclosure on page 48 regarding the projected payment schedule. Please add a separate risk factor to disclose, if true, that investors must write to you to obtain information required to calculate their tax obligations. Also, indicate the frequency that investors must obtain the schedule.
RESPONSE:
     The procedures by which investors may choose to obtain a copy of the projected payment schedule are set forth in Section 4.10 of the relevant indenture, which was filed as Exhibit 4.1 to the Current Report on Form 8-K filed by WESCO International on September 27, 2005. These procedures also were described on page 48 of Amendment No. 1 to the Form S-1, and that discussion now appears on page 52 of Amendment No. 2 to the Form S-1.
     While the terms of the relevant indenture require us to furnish a copy of the projected payment schedule upon the written request of an investor, there is no particular frequency with which investors must obtain the schedule. Because the contents of the schedule are fixed and unchanging, we do not anticipate that any investor would request a copy of the schedule more than once, although we will furnish a copy in response to each written request of an investor which we receive, regardless of whether the investor has requested a copy in the past. Further, the schedule, by its nature, is not relevant to certain categories of investors, such as tax-exempt entities, and, as such, likely would not ever be requested by such investors. For this reason, as is customary in similar transactions, the procedures described on page 52 of Amendment No. 2 to the Form S-1 were established in order to make the schedule available to interested investors but not automatically provided to all investors, certain of which would not find it to be relevant to them. We have added language on page 52 of Amendment No. 2 to the Form S-1 to clarify the circumstances under which investors would need the information reflected in the schedule.
     We have not added a separate risk factor regarding the procedures to be followed in the event that an investor chooses to obtain a copy of the projected payment schedule for tax purposes. As previously stated, these procedures were described in the relevant indenture and in the Form S-1, as amended, which have been publicly filed. In addition, the information was provided in the offering memorandum pursuant to which the debentures to which the Form S-1 relates were purchased in a private offering in September 2005. We do not view these procedures by which an investor may obtain a copy of the projected payment schedule if it so chooses to be a factor which makes an offering of the debentures or underlying common stock speculative or risky or which affects the issuer or the securities being registered. Accordingly, we do not believe that disclosure of the procedures for obtaining a copy of the projected payment schedule as a risk factor is appropriate under Item 503(c) of Regulation S-K.

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